Exhibit 99.(h)(1)

May 15, 1990

The Thai Capital Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Gentlemen:

Daiwa Securities America Inc. (“Daiwa”) hereby agrees to purchase 8,961 shares, par value $.01 per share, (the “Shares”) of the Fund at a price of $11.16 per share.  Daiwa shall tender to the Fund the amount of $100,004.76 in full payment for the Shares.

Daiwa represents and warrants to the Fund that the Shares are being acquired for investment and not with a view to distribution thereof, and that Daiwa has no present intention to redeem or dispose of any of the Shares.

DAIWA SECURITIES AMERICA INC.

By	/s/ Koji Yoneyama
Mr. Koji Yoneyama
President and Chief
Executive Officer